Exhibit (a)(39)

FINAL REMINDER:

Stock Option Exchange Opportunity Expires FRIDAY at 5:00 p.m. Eastern Time in the U.S.

If you have not previously elected to exchange your eligible stock options in the Blockbuster Global Exchange of Stock Options Program, you may still do so until 5:00 p.m. Eastern Time in the U.S. on Friday, December 10, 2004.

You can access information and make your exchange election at the EquiServe exchange web site at http://www.eproxyvote.com/bbi-cash with your Voter Control Number found on your Election Form.

EquiServe must RECEIVE all elections by 5:00 p.m. ET in the U.S. on Friday, December 10, 2004.

If you have any questions regarding your EquiServe account or need additional assistance, please contact EquiServe’s Customer Service Department by phone at 1-800-726-7438. Please note that, if you are dialing from outside of the United States, Canada, Puerto Rico, or the Virgin Islands, you must use the access code for your country.